EXHIBIT 12
CALIFORNIA RESOURCES CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements.

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014		2013	2012	2011	2010
Income / (loss) before income taxes	$(437)	$1,101	$(2,421)	(a)	$1,447	$1,181	$1,641	$1,129
Add:
Interest expense and amortization of debt issuance costs	244	—	72		—	—	—	—
Portion of lease rentals representative of the interest factor	3	2	3		4	4	3	3
Earnings / (loss) before fixed charges	$(190)	$1,103	$(2,346)		$1,451	$1,185	$1,644	$1,132

Fixed charges:
Interest expense and amortization of debt issuance costs, including capitalized interest	$252	$—	$76		$—	$—	$—	$—
Portion of lease rentals representative of the interest factor	3	2	3		4	4	3	3
Total fixed charges	$255	$2	$79		$4	$4	$3	$3

Ratio of earnings to fixed charges	n/a	552	n/a	(b)	363	296	548	377

Insufficient coverage	$445	$—	$2,425		$—	$—	$—	$—

Note: Had we been a stand-alone company for the full year 2014, and had the same level of debt throughout the year as we did on December 31, 2014, of approximately $6.4 billion, we would have incurred $314 million of pre-tax interest expense, on a pro-forma basis, for the year ended December 31, 2014, compared to the $72 million pre-tax interest expense reported on our statement of operations for the year then ended. Therefore, the insufficient coverage on a pro-forma basis would have been approximately $2,437 million.

(a)
The 2014 amount includes non-cash charges consisting of $3.4 billion of asset impairments, $52 million of rig termination and other price-related costs, and $55 million of Spin-off and transition related costs. Excluding these items, our income before income taxes for the year ended December 31, 2014 would have been approximately $1.1 billion, and the ratio of earnings to fixed charges would have been 14.

(b)	Takes into consideration interest on the debt associated with the Spin-off which we entered into during the last half of 2014.